WOODSIDE

24 April 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Australian Stock Exchange ("ASX") release, lodged with the ASX on:

- 24 April 2006:
  - Address by CEO to Boao Forum for Asia

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9214 2728

Exemption File No.
82.2280

ASX ANNOUNCEMENT
(ASX: WPL)

MONDAY, 24 APRIL 2006
6:00AM (WST)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

ADDRESS BY CEO TO BOAO FORUM FOR ASIA

The attached address was made on Saturday, 22 April 2006 by Woodside Chief Executive Officer Don Voelte to the Boao Forum for Asia in Hainan, China.

ADDRESS BY WOODSIDE ENERGY CHIEF EXECUTIVE OFFICER DON VOELTE

TO THE BOAO FORUM FOR ASIA, HAINAN, CHINA

SATURDAY 22 APRIL 2006

THE NEW ENERGY ERA: CHALLENGES AND CHOICES FOR ASIA

It is a great pleasure to be with you today. Woodside is delighted to be a sponsor of the Boao Forum for a second year, and I am particularly honoured to be here in China, chairing this panel on the challenges and opportunities for securing Asia's energy future.

China will begin its first imports of clean, competitively priced liquefied natural gas (LNG) next month. As many of you know, Woodside is the operator of Australia's North West Shelf Venture, which will supply LNG to China's first regasification terminal in Guangdong. The LNG will be delivered on ships built and operated by the China Ocean Shipping Company, and I am pleased my friend and COSCO President Captain Wei is with us on the panel today.

It is a fitting time to be thinking of such energy milestones. Global energy markets have seen rapid changes in the early years of the 21st century, taking us into a new energy era. These changes include a rapid growth in demand – especially from emerging markets – increased geopolitical uncertainties, and rising oil prices.

To put this in context, between 2000 and 2004 world energy demand grew from 182 million barrels a day of oil equivalent to 205 million barrels a day of oil equivalent[1], with emerging markets accounting for much of the growth. Since 2000, oil prices have more than doubled from about US$30 a barrel to US$70 a barrel in recent days.

In this new energy era, Asian countries face critical choices in ensuring access to reliable energy supplies at competitive prices, while locking in rapid and sustainable growth.

Today I would like to share with you some of my views on this new energy era and how both governments and business can meet the challenges of the energy future.

First, although we face considerable challenges finding and economically developing petroleum resources, the world is not in immediate danger of running out of oil and gas. We do, however, face challenges that place a focus on securing stable supplies of energy at competitive prices.

Second, LNG is an excellent choice in this new energy era, because it will remain a competitively priced, clean energy alternative. Global LNG resources are abundant, but global demand for this fuel is growing rapidly, leading to some tightness in LNG supply and demand.

Third, though markets can go through short term periods of change, and even volatility, they remain the best way to ensure both customers and suppliers are able to conclude win-win deals. In an age of energy uncertainty, markets and market prices should not be viewed with suspicion as sources of volatility and instability. Rather, markets and market prices are vital, flexible tools that can help guarantee energy security at competitive prices.

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[1] Calculated from BP Statistical Review of World Energy 2005.

Let's look at each of these points in turn.

Oil prices have risen rapidly in recent years, creating renewed interest in an old idea – that the world is running out of oil. But predictions the world is running out of fossil fuels have consistently been proven wrong, as energy industries have increased recoverable reserves and global production capacity.

Key factors have helped global energy companies increase recoverable reserves of oil and other fossil fuels. Perhaps the most important is the market price mechanism. Market prices have encouraged more efficient use of resources, prompted energy companies to invest in new production capacity, and encouraged investment in research and development. New technologies, in turn, have made previously inaccessible resources economically attractive. So while fossil fuels may be a finite resource, market forces and new technologies have helped us increase recoverable reserves and use these resources in more efficient and sustainable ways.

We are not in imminent danger of running out of oil and gas, but the new energy era is characterised by real challenges. A number of factors have converged since 2000 – such as urbanisation, income growth in emerging markets and demographic changes in North America – to cause worldwide energy demand to increase. This increased demand has come on the back of a lag in investment in global upstream development throughout the 1980s and 1990s.

It can take years before investments result in sufficient production to meet new demand and maintain a certain amount of surge capacity. So in an era which may be subject periodically to tight supply, demand and prices may see some volatility. This will be especially the case if geopolitical factors delay investments or disrupt supply.

These issues place a premium on energy strategies that can deliver reliability and security of supply. They also mean there will be a focus on commercial and environmental sustainability.

How will the people of Asia handle these new energy challenges? There are a number of choices along the way. One of the most important will be diversification of fuels and diversification of supply.

This brings me to my second point. Natural gas can be part of a secure and sustainable energy mix. Natural gas is an attractive fuel. It causes fewer emissions of greenhouse gases, sulphur dioxide, and particulates than coal; it is priced competitively against oil; and it is highly efficient, convenient, and safe to use. It is also available from stable countries in the Asian region.

As Asia's leaders consider their energy choices, LNG pricing will be an important consideration. While public attention has focused on rapid increases in oil prices – even speculation that oil may hit US$100 a barrel – few people have really stopped to consider key aspects of LNG pricing and price trends.

Traditionally, LNG has been priced competitively versus oil, and under current market conditions this is still the case. For countries such as China, where many urban residents are using oil-based fuels such as liquefied petroleum gas, this is an important consideration.

Moreover, while spot prices for LNG cargoes follow short term market trends, long term contracts for LNG are only now returning to the levels seen in the early 1990s, and are still far below the levels they were during the 1970s and 1980s. Certainly, long term

contracts for clean LNG are an attractive option for Asian countries seeking to secure reliable energy supplies at prices that are competitive to oil.

Another set of choices in the new energy era will involve selecting the best way in which to secure supplies and ensure sustainability. This brings me to my final point. Though markets do sometimes bring short term volatility, they are the best method for ensuring the essence of energy security. That is, they deliver diversification of supply at a competitive cost.

In showing the power of markets and market pricing, we can look to China as an example of an overall Asian development story. China's incredible economic achievements are built in part on reforms which recognise markets and market pricing as powerful tools for organising the economy.

Domestic reforms have already seen China's energy intensity, or the amount of energy needed to produce one unit of GDP, decline by about two thirds. The government's wise leadership has been critical to this success.

Broad based market and price reforms helped China achieve this victory for sustainable development. Although energy prices themselves were not reformed until the mid 1990s, the indirect effect of constant, steady reforms of retail prices in the economy drove Chinese firms to become more efficient energy users, especially in their use of coal.

Today, China faces a new challenge. Energy demand is growing faster than GDP, and energy efficiency gains have slowed. This is a sign that in recent years, energy consumers have not been receiving the proper signals about the true cost of energy use. Although coal prices in China have been partially reformed, most other energy prices – including refined products, electric power, and natural gas prices – are not yet market based.

Continuing market price reforms for producer goods, including energy, could be part of the solution to the challenge of ensuring growth is matched by gains in energy efficiency. This would also support the Chinese Government's goal of quadrupling the size of the Chinese economy by 2020, while only doubling energy demand. Market and price reforms will help encourage conservation and the efficient allocation of energy resources.

Moreover, international market prices are an essential component of a successful energy security policy. Market prices attract supply, and therefore enhance access to diverse energy resources. Put another way, placing domestic energy prices on a market basis is one tool developing Asian countries such as China – but also India and other countries in the region – can employ to help secure energy from international suppliers.

Woodside's goal is to participate profitably in Asia's continuing growth story by becoming the energy partner of choice for Asian governments and Asian companies. We aim to supply secure, clean, competitively priced energy. Though the world is not yet running out of oil, we do face key challenges in this new energy era. Woodside believes that greater integration with global energy markets – including greater participation in a growing market for LNG – will be an attractive choice for Asian business and government leaders as they lead us forward in this new age.

Thank you.